SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D. C. 20549

                                    FORM 8-K

                      AMENDMENT TO CURRENT REPORT PURSUANT
                          TO SECTION 13 OR 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

         Date of Report (Date of earliest event reported): March 4, 2005


                            Checkpoint Systems, Inc.
         --------------------------------------------------------------
             (Exact name of registrant as specified in its charter)

                                  Pennsylvania
          ------------------------------------------------------------
         (State or other jurisdiction of incorporation or organization)


                               1-11257 22-1895850
            ------------------------ --------------------------------
          (Commission File Number) (I.R.S. Employer Identification No.)


            101 Wolf Drive, P.O. Box 188, Thorofare, New Jersey 08086
       -------------------------------------------------------------------
                    (Address of principal executive offices)

                                 (856) 848-1800
        -----------------------------------------------------------------
              (Registrant's telephone number, including area code)

                                       N/A
       ------------------------------------------------------------------
             (Former name or address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12(b) under the Exchange Act (17 CFR 240.14a-12(b))

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01   Entry into a Material Definitive Agreement.

         On March 4, 2005, Checkpoint Systems, Inc. (the "Company") entered into a Credit Agreement dated as of March 4, 2005 (the "Credit Agreement") by and among the Company; Checkpoint Manufacturing Japan Co., Ltd.; certain foreign subsidiaries of the Company from time to time party thereto as borrowers (collectively, the "Foreign Borrowers"); certain domestic subsidiaries of the Company from time to time party thereto (collectively, the "US Guarantors"); certain foreign subsidiaries of the Company from time to time party thereto as guarantors (collectively, the "Foreign Guarantors"); the Lenders party thereto; Wachovia Bank, National Association, as Administrative Agent, Issuing Bank and Swingline Lender (the "Administrative Agent"); Bank of Tokyo-Mitsubishi Trust Company, as Syndication Agent; JPMorgan Chase Bank, N.A., as Documentation Agent; and Harris Trust and Savings Bank, as Documentation Agent. The Credit Agreement provides for an unsecured $130,000,000 multi-currency US revolving credit facility ("US Revolving Loans") and an unsecured $20,000,000 multi-currency Japanese revolving credit facility ("Japanese Revolving Loans," and together with the US Revolving Loans, the "Loans"). Subject to the terms and conditions set forth in the Credit Agreement, so long as no default or event of default has occurred and is continuing, the Company and the Foreign Borrowers have the right to increase the US revolving credit facility by $50,000,000.

         On March 4, 2005, the Company borrowed $60,000,000 under the Credit Agreement and used these proceeds to repay, in full, all amounts outstanding under its then-existing senior collateralized multi-currency credit facility ("Prior Credit Facility"). The Prior Credit Facility was made pursuant to a Credit Agreement, dated October 27, 1999, by and among the Company, First Union National Bank, as Administrative Agent, and the lenders named therein, which agreement was terminated and replaced with the Credit Agreement on March 4, 2005. The Prior Credit Facility included a $275,000,000 equivalent multi-currency term note and a $100,000,000 equivalent multi-currency revolving line of credit.

         The Company intends to use any other proceeds from borrowing under the Credit Agreement to provide for the working capital and general corporate needs of the Company, including acquisitions permitted under the Credit Agreement.

         The description of the Credit Agreement included in Item 2.03 below is incorporated by reference into this Item 1.01.

Item 2.03 Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant.

         As discussed above, on March 4, 2005, the Company and certain of its subsidiaries entered into the Credit Agreement. Unless terminated earlier, the Credit Agreement will mature on March 4, 2010, and the principal amount outstanding thereunder, together with all accrued and unpaid interest and other amounts owed thereunder, if any, must be repaid in full on such date, and all outstanding letters of credit must be cash collateralized on such date.

         Loans under the Credit Agreement will, at the Company's option, bear interest at (a) for Loans comprised in whole or in part of alternate base rate loans, a per annum rate equal to the greater of (i) the Administrative Agent's prime rate, or (ii) the federal funds rate plus 0.5% per annum, plus, in each case, a margin based upon the Company's leverage ratio, (b) for Loans comprised in whole or in part of LIBOR rate loans, a per annum rate equal to the LIBOR rate plus a margin based upon the Company's leverage ratio, (c) for Loans comprised of Swingline Loans (as defined below) that are denominated in US dollars, a per annum rate equal to the rate set forth in (a) above, and (d) for Loans comprised of Swingline Loans denominated in euros, a per annum rate equal to the LIBOR market index rate plus a margin based upon the Company's leverage ratio.

         Letters of credit under the Credit Agreement will be issued by the Administrative Agent. Swingline loans ("Swingline Loans") are available to the Company for short-term borrowings in an aggregate amount of up to $15,000,000 outstanding at any time.

         The Credit Agreement contains covenants, including, without limitation, covenants that place conditions upon the ability of the Company and its subsidiaries to incur certain additional indebtedness, create or permit liens on assets, or engage in mergers, consolidations or acquisitions. The Credit Agreement also (a) requires the Company and its subsidiaries to maintain (i) a leverage ratio of less than or equal to 3.00 to 1.00, and (ii) an interest coverage ratio of greater than or equal to 3.50 to 1.00, and (b) prevents the Company and its subsidiaries from making capital expenditures in excess of $30,000,000 during any fiscal year of the Company, plus up to $10,000,000 of the unused amount for the prior fiscal year.

         If an event of default under the Credit Agreement shall occur and be continuing, including the non-payment of principal or interest, the commitments under the Credit Agreement may be terminated and the principal amount outstanding thereunder, together with all accrued and unpaid interest and other amounts owed thereunder, if any, may be declared immediately due and payable.

         The Company may add certain foreign subsidiaries as borrowers under the Credit Agreement. All obligations under the Credit Agreement will be guaranteed by the Company and the US Guarantors, which initially include Checkpoint Security Systems Group, Inc., Checkpoint Caribbean, Inc. and Checkpoint Systems of Puerto Rico, Inc. The obligations of the Foreign Borrowers under the Credit Agreement will be guaranteed by the Foreign Guarantors. Initially, there are no Foreign Borrowers or Foreign Guarantors under the Credit Agreement.

         The dollar amounts referenced hereunder shall mean, (a) with respect to US dollars, such amount, and (b) with respect to an amount of any permitted foreign currency, the approximate foreign currency equivalent.

         The description of the Credit Agreement included in Item 1.01 above is incorporated by reference into this Item 2.03.

         The description of the Credit Agreement is qualified in its entirety by reference to the Credit Agreement which is filed as Exhibit 99.1 hereto.


Item 9.01.   Financial Statements and Exhibits.

    (c)        Exhibits
                 ---------------------------------

     99.1     Credit Agreement dated as of March 4, 2005


                               Signatures


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.


Checkpoint Systems, Inc.                  Dated:    March 9, 2005
                                                    -------------
/s/ W. Craig Burns
--------------------------
Executive Vice President,
Chief Financial Officer
And Treasurer

                            Checkpoint Systems, Inc.

                                Index of Exhibits

Exhibit
Number     Description
-------    --------------

99.1       Credit Agreement dated as of March 4, 2005